Exhibit 99.1

Farfetch Announces Fourth Quarter and Full Year 2019 Results

•	2019 Gross Merchandise Value Exceeds $2 billion, up 52% Year-on-Year
•	2019 Revenue Exceeds $1 billion, up 69% Year-on-Year
•	Q4 2019 Digital Platform GMV Grows 36% Year-over-Year (37% on Constant Currency Basis)
•	$102 million Brand Platform GMV in Q4 2019 Driven by Strong Demand Across New Guards Portfolio
•	Sequential Improvements in Gross Profit Margin and Digital Platform Order Contribution Margin in Q4 2019
•	Generated Positive Cash Flow in Q4 2019 to End Year with $322 million Cash and Cash Equivalents; Augmented by $250 million Convertible Senior Notes Issuance in February 2020

LONDON, U.K. February 27, 2020 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the fourth quarter and full year ended December 31, 2019.

José Neves, Farfetch Founder, CEO and Co-Chair said: “2019 was a landmark year for Farfetch as we grew our digital platform almost twice as fast as the online luxury industry, and significantly improved our adjusted EBITDA margins as we marched towards profitability. With more than two million active customers and record GMV, Farfetch is firmly established as the largest global online destination for in-season luxury. At the same time, with over 500 direct brand partners on the Farfetch Marketplace and more than 20 enterprise clients for Farfetch Platform Solutions, we are the clear digital partner of choice for luxury brands.

“As we move into 2020, we remain uniquely positioned to capture the lion’s share of the $100 billion incremental opportunity in online luxury. We have continued to attract and retain an incredibly valuable and loyal luxury consumer base and captured market share.

“I am also extremely pleased with New Guards’ contribution towards our business, which, just six months from the acquisition, is delivering increased traffic to the Marketplace, enhancing our brand position and is accretive to our financials. On the enterprise side of our business, I am ecstatic to have launched Harrods global e-commerce presence on our platform.

“In light of the evolving novel coronavirus situation, which we have naturally been monitoring to ensure the health and wellbeing of all our teams, I am pleased to see that from a trading perspective, there has not been a material impact to the business. I believe our distributed platform model, which affords us with more than $3 billion of third-party inventory across more than 50 countries, which we are able to ship to customers in 190 countries, makes the Farfetch model particularly resilient to the situation, at least in its current shape. However, circumstances regarding the novel coronavirus situation remain uncertain, and as such we are closely monitoring the situation as it evolves.”

Elliot Jordan, CFO of Farfetch, said: “Fourth quarter 2019 was a record-setting quarter for Farfetch, where we beat our own expectations of GMV growth, order contribution margin and adjusted EBITDA. The Farfetch Marketplace continues to underpin GMV and revenue growth within our digital platform, and the brand platform is contributing meaningful revenue and profit following the successful acquisition of New Guards Group in August.

“Looking towards 2020, we are well positioned to continue to gain market share, and are forecasting strong GMV growth, with substantial adjusted EBITDA improvement targeted for the year ahead as we aim to balance our growth initiatives with continued investments in the business in driving towards profitability in 2021.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Consolidated Group:
Gross Merchandise Value (“GMV”)	$466,490	$739,937	$1,407,698	$2,139,699
Revenue	195,533	382,232	602,384	1,021,037
Adjusted Revenue	170,089	337,738	504,590	893,077
Gross profit	94,197	176,136	298,450	459,846
Gross profit margin	48.2%	46.1%	49.5%	45.0%
Loss after tax	$(9,912)	$(110,126)	$(155,575)	$(373,688)
Adjusted EBITDA	(14,575)	(17,926)	(95,960)	(121,376)
Adjusted EBITDA Margin	(8.6)%	(5.3)%	(19.0)%	(13.6)%
Earnings per share (“EPS”)	$(0.03)	$(0.34)	$(0.59)	$(1.21)
Adjusted EPS	(0.02)	(0.08)	(0.38)	(0.56)
Digital Platform:
Digital Platform GMV	$462,176	$628,610	$1,392,103	$1,947,868
Digital Platform Services Revenue	165,775	226,411	488,995	701,246
Digital Platform Gross Profit	92,632	123,572	291,706	371,913
Digital Platform Gross Profit Margin	55.9%	54.6%	59.7%	53.0%
Digital Platform Order Contribution	$58,698	$72,410	$194,411	$220,563
Digital Platform Order Contribution Margin	35.4%	32.0%	39.8%	31.5%
Active Consumers	1,382	2,068	1,382	2,068
Average Order Value (“AOV”) - Marketplace	$637	$636	$619	$608
AOV - Stadium Goods	-	301	-	315
Brand Platform:
Brand Platform GMV	$-	$101,539	$-	$164,210
Brand Platform Revenue	-	101,539	-	164,210
Brand Platform Gross Profit	-	47,543	-	75,007
Brand Platform Gross Profit Margin	-	46.8%	-	45.7%

See “Metrics Definitions” on page 21 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” on page 22 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•	Digital Platform GMV increased 36% year-over-year to a record $629 million in Q4 2019
•	Third-party transactions generated 88% of Digital Platform GMV at a 30.4% take rate in Q4 2019
•	Digital Platform Fulfilment Revenue increased 75% year-over-year in Q4 2019 on fewer Farfetch-funded promotions
•

Largest ever Marketplace product selection offered in Q4 2019 with almost 370,000 SKUs, 7 times higher than the nearest competitor, across more than 3,400 brands supplied by more than 1,200 sellers, including over 500 direct brand partners

o	Maintained 100% three-year retention of top 100 direct brand and top 100 boutique partners

•

More loyal customers than ever, with enrollments in ACCESS exceeding 1 million members in January 2020, less than one year after global rollout; program driving uplift through higher frequency of shopping, higher Average Order Value and increased customer engagement

•	Completed first $1 million customer transaction on the Farfetch Marketplace in single sale of fine jewelry & watches via Fashion Concierge, Farfetch’s conversational commerce solution
•	Delivered new technology solutions for the Farfetch Marketplace:
o	In-house developed recommendation engine, Inspire, fully rolled-out, driving improved conversion rates
o

Farfetch mobile app experience enhanced through more inspirational storytelling and browsing content, as well as improved search navigation; also increased self-serve capabilities allowing web consumers to manage orders without contacting customer care

o	Rolled out additional localized features for Farfetch consumers in China
▪	Augmented reality feature for the China iOS App enabling consumers to virtually try on shoes while browsing the Farfetch Marketplace
▪	Increased search function flexibility enabling searches by designer using either designers’ Chinese names or synonyms commonly used in the Chinese language
•

Harrods.com launched by Farfetch Platform Solutions in February 2020; now providing the 'world's most famous department store' with a global e-commerce solution, leveraging the Farfetch platform to provide e-concessions, global logistics - including China, e-commerce management, and operations and technical support

New Guards

•	New Guards’ brands generated $75 million Brand Platform Gross Profit in first five months following the August 2019 acquisition
•

Q4 2019 Off-White sales on the Farfetch Marketplace increased more than 80% year-over-year; Off-White also named #1 Hottest Brand by Lyst Index - the 6th consecutive quarter where it has been ranked either #1 or #2 by the global fashion search engine

•	New Guards added Ambush and Opening Ceremony to brand portfolio in January 2020

Farfetch Limited

•

In February 2020, completed the issuance of an aggregate principal amount of $250 million convertible senior notes to Tencent Holdings Ltd. and Dragoneer Investment Group adding to year-end liquidity; cancelled existing undrawn €300 million senior secured loan commitment with J.P. Morgan

Segment Realignment

Following the acquisition of New Guards in August 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. The comparative periods have been revised to reflect this segment realignment.

Fourth Quarter and Full Year 2019 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Digital Platform GMV	$462,176	$628,610	$1,392,103	$1,947,868
Brand Platform GMV	-	101,539	-	164,210
In-Store GMV	4,314	9,788	15,595	27,621
GMV	$466,490	$739,937	$1,407,698	$2,139,699

Gross Merchandise Value (“GMV”) increased by $273.4 million from $466.5 million in fourth quarter 2018 to $739.9 million in fourth quarter 2019, representing year-over-year growth of 58.6%. Digital Platform GMV increased by $166.4 million from $462.2 million in fourth quarter 2018 to $628.6 million in fourth quarter 2019, representing year-over-year growth of 36.0%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 37.2%.

The increase in GMV primarily reflects the growth in Digital Platform GMV and the addition of $101.5 million of Brand Platform GMV from New Guards which we acquired in August 2019. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers (up 49.6% in fourth quarter 2019) to 2.1 million in the quarter, increase in supply available from 1,200 partners, growth in supply from the additions of StadiumGoods.com, and increased direct-to-consumer brand sales from New Guards driving an increase in the volume of orders. This was partially offset by a decrease in the blended Marketplace and Stadium Goods Average Order Values across the Digital Platform. During fourth quarter 2019, we also saw a year-over-year growth in transactions through our managed websites supported by Farfetch Platform Solutions.

Revenue (in thousands):

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Digital Platform Services Revenue	$165,775	$226,411	$488,995	$701,246
Digital Platform Fulfilment Revenue	25,444	44,494	97,794	127,960
Brand Platform Revenue	-	101,539	-	164,210
In-Store Revenue	4,314	9,788	15,595	27,621
Revenue	$195,533	$382,232	$602,384	$1,021,037

Revenue increased by $186.7 million year-over-year from $195.5 million in fourth quarter 2018 to $382.2 million in fourth quarter 2019, representing growth of 95.5%. The increase was primarily driven by 36.6% growth in Digital Platform Services Revenue to $226.4 million and the addition of Brand Platform Revenue from New Guards. In-Store Revenue increased by 126.9% to $9.8 million primarily due to the addition of revenue from New Guards and Stadium Goods directly-operated stores, as well as growth in Browns stores.

The increase in Digital Platform Services Revenue of 36.6% was driven by 36.0% growth in Digital Platform GMV. Digital Platform Services Revenue was also boosted by growth in first-party GMV, which increased 55% year-over-year and is included in Digital Platform Services Revenue at 100% of the GMV. This was partially offset by a decline in Third-Party Take Rate to 30.4% in fourth quarter 2019, from 31.9% in fourth quarter 2018.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In fourth quarter 2019, Digital Platform Fulfilment Revenue increased 74.9%, a higher rate as compared to Digital Platform Services Revenue growth, primarily due to reduced Farfetch-funded consumer promotions year-over-year.

Cost of Revenue (in thousands)

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Digital Platform Services cost of revenue	$73,143	$102,839	$197,289	$329,333
Digital Platform Fulfilment cost of revenue	25,444	44,494	97,794	127,960
Brand Platform cost of revenue	-	53,996	-	89,203
In-Store cost of goods sold	2,749	4,767	8,851	14,695
Cost of revenue	$101,336	$206,096	$303,934	$561,191

Cost of revenue increased by $104.8 million, or 103.4% year-over-year from $101.3 million in fourth quarter 2018 to $206.1 million in fourth quarter 2019. The increase was primarily driven by the addition of Brand Platform cost of revenue related to New Guards and growth in first-party GMV and the associated cost of goods, delivery costs and duties on an increased volume of transactions, and growth in our In-Store revenue and the associated costs of goods sold.

Gross profit (in thousands)

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Digital Platform Gross Profit	$92,632	$123,572	$291,706	$371,913
Brand Platform Gross Profit	-	47,543	-	75,007
In-Store Gross Profit	1,565	5,021	6,744	12,926
Gross profit	$94,197	$176,136	$298,450	$459,846

Gross profit increased by $81.9 million, or 87.0% year-over-year, from $94.2 million in fourth quarter 2018 to $176.1 million in fourth quarter 2019, primarily due to the growth in our Digital Platform Services Revenue and the addition of New Guards Brand Platform operations. Gross profit margin in fourth quarter decreased from 48.2% to 46.1% year-over-year, primarily driven by a lower Digital Platform Gross Profit Margin, due to an increased mix of brand partner sales in our total third-party sales and an increase of first-party sales in our total sales volumes, both of which have lower gross margin profiles. The impacts were partially offset by an increase of In-Store Gross Profit Margin, primarily due to New Guards directly-operated stores, and reduced Farfetch-funded consumer promotions.

Selling, general and administrative expenses by type (in thousands):

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Demand generation expense	$33,934	$51,162	$97,295	$151,350
Technology expense	18,159	22,653	68,224	84,207
Depreciation and amortization	7,185	50,065	23,537	113,591
Share based payments	2,821	42,238	53,819	158,422
General and administrative	56,679	120,247	228,891	345,665
Other items	-	5,584	-	16,374
Selling, general and administrative expense	$118,778	$291,949	$471,766	$869,609

Fourth quarter 2019 demand generation expense increased 50.8% year-over-year to $51.2 million, or to 22.6% of Digital Platform Services Revenue as compared to 20.5% in fourth quarter 2018, reflecting a higher proportion of paid investments in customer acquisition and retention efforts. This increase contributed to a 49.6% increase in Active Consumers in fourth quarter 2019, driving a higher volume of orders.

Technology expense, which is primarily related to development and operations of our platform features and services, and also includes software, hosting and infrastructure expenses, increased by $4.5 million, or 24.7%, in fourth quarter 2019 from fourth quarter 2018, primarily driven by an increase in technology staff headcount. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers. Technology expense as a percentage of Adjusted Revenue in fourth quarter decreased from 10.7% to 6.7% year-over-year as Adjusted Revenue grew at a rate greater than the underlying costs.

Depreciation and amortization expense increased by $42.9 million or 596.8% year-over-year from $7.2 million in fourth quarter 2018 to $50.1 million in fourth quarter 2019. Amortization expense increased principally due to $30.0 million of amortization recognized on intangible assets acquired in recent acquisitions. Depreciation expense increased, driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019, resulting in the recognition of $5.4 million of depreciation related to right-of-use assets in fourth quarter 2019. In fourth quarter 2018, the comparative expense for operating leases was included in general and administrative expense. Depreciation expense also increased as a result of the continued investment into technology, where qualifying technology development costs are capitalized and amortized over a three-year period.

Share based payments increased by $39.4 million or 1397% year-over-year in fourth quarter 2019 from fourth quarter 2018. This impact was due to a $24.8 million year-over-year increase in share based payment expense for equity-settled awards, which was driven by a $17.9 million increase related to additional employee awards and $6.9 million from acquisition-related long-term employee incentives. In addition, there was a $14.6 million year-over-year difference between the quarterly adjustments to provisions for cash-settled payment awards, which are remeasured to their fair value based on our share price, and the related employment taxes. The year-over-year difference was driven by an increase in our share price during fourth quarter 2019 that resulted in an additional $2.6 million expense from increase in our provision for the current period, compared to the decrease in our share price during fourth quarter 2018 that resulted in a reversal of the expense by $12 million from a decrease in the provision for the period.

General and administrative expense increased by $63.6 million, or 112.2%, year-over-year in fourth quarter 2019 compared to fourth quarter 2018, reflecting the additional expenses related to the Stadium Goods and New Guards businesses, both of which were acquired during 2019, and an increase in non-technology headcount across a number of areas to support the expansion of our business. This was partially offset by a lower total employee cost per person and the impact of adopting IFRS 16 on January 1, 2019. General and administrative costs as a percentage of Adjusted Revenue increased from 33.3% in fourth quarter 2018 to 35.6% in fourth quarter 2019, due to the recognition of employee compensation in the fourth quarter 2019 compared to a reversal in fourth quarter 2018. This was partially offset by the addition of New Guards, which operates with lower general and administrative costs as a percentage of Adjusted Revenue, and the impact of adopting IFRS 16.

Other items of $5.6 million in fourth quarter 2019 reflect transaction-related legal and advisory expenses. There were no such items in fourth quarter 2018.

(Losses)/ gains on items held at fair value (in thousands):

	Three months ended December 31,		Twelve Months Ended December 31,
	2018	2019	2018	2019
Change in fair value of put and call option liabilities	$-	$(10,565)	$-	$43,247
Change in fair value of acquisition related consideration	-	-	-	(21,526)
(Losses)/ gains on items held at fair value	$-	$(10,565)	$-	$21,721

Losses on items held at fair value totaled $10.6 million in fourth quarter 2019 and relates to acquisition-related and strategic partnership liabilities held at fair value, which are impacted by movements in our share price. There were no such items in fourth quarter 2018.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA loss increased by $3.4 million, or 23.0%, year-over-year in fourth quarter 2019, to $17.9 million, for the reasons described above. Adjusted EBITDA Margin improved from (8.6)% to (5.3)% over the same prior year period, primarily reflecting lower demand generation and technology expenses as percentages of Adjusted Revenue, as well as the impact of adopting IFRS 16 on January 1, 2019, as described above, and was partially offset by lower gross profit margin and marginally higher general and administrative expenses as a percentage of Adjusted Revenue.

Loss After Tax

Loss after tax increased by $100.2 million, or 1011.0% year-over-year, in fourth quarter 2019 to $110.1 million. The increase was largely driven by the movements in depreciation and amortization expense, share based payments, and other items, as explained above, resulting in an increase in the operating loss from $24.6 million to $126.4 million, and the impact of net unrealized foreign exchange gains on revaluation of non-United States Dollar denominated receivables and payables.

Liquidity

At December 31, 2019 cash and cash equivalents was $322.4 million, a decrease of $722.4 million compared to $1.04 billion at December 31, 2018. The decrease in cash and cash equivalents is primarily due to our investing activities which included the strategic acquisitions of Stadium Goods, New Guards and CuriosityChina.

On February 5, 2020, we completed the private placement of convertible senior notes (the “Notes”) to Tencent and Dragoneer, pursuant to which we received $250 million. The Notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes are senior, unsecured obligations and bear interest at a rate of 5.00% per year, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on March 31, 2020. The Notes may be converted at an initial conversion price of $12.25. Upon conversion, the Notes will be settled, at our election, in our Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Notes indenture). Holders of the Notes will have the right to require us to repurchase all or some of their Notes for cash at 100% (or 150%, in the event of a change in control, as defined in the Indenture) of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions. In conjunction with this transaction, we cancelled our existing €300 million senior secured loan commitment with J.P. Morgan.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of February 27, 2020. In light of the heightened uncertainty recently created by the spread of the novel coronavirus, it is possible that our performance and projections could be impacted by disruptions caused by this situation.

For Full Year 2020:

•	GMV growth of 40% to 45% to $3.00 billion to $3.10 billion
•	Digital Platform GMV growth of approximately 30% to $2.50 billion to $2.56 billion
•	Brand Platform GMV of $470 million to $510 million
•	Adjusted EBITDA loss of $(70) million to $(80) million

For First Quarter 2020:

•	GMV growth of 44% to 51% year-over-year
•	Digital Platform GMV growth of 20% to 22% year-over-year
•	Brand Platform GMV of $100 million to $120 million
•	Adjusted EBITDA loss of $(30) million to (35) million

Conference Call Information

Farfetch will host a conference call today, February 27, 2020 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended December 31
(in $ thousands, except share and per share data)

	2018	2019
Revenue	195,533	382,232

Cost of revenue	(101,336)	(206,096)
Gross profit	94,197	176,136

Selling, general and administrative expenses	(118,778)	(291,949)
Losses on items held at fair value	-	(10,565)
Share of results of associates	15	(38)
Operating loss	(24,566)	(126,416)

Finance income	15,384	19,252
Finance cost	(469)	(3,070)
Loss before tax	(9,651)	(110,234)

Income tax (expense)/benefit	(261)	108
Loss after tax	(9,912)	(110,126)

(Loss)/profit after tax attributable to:
Owners of the company	(9,912)	(116,907)
Non-controlling interests	-	6,781
	(9,912)	(110,126)

Loss per share attributable to owners of the company
Basic and diluted	(0.03)	(0.34)

Weighted-average ordinary shares outstanding
Basic and diluted	299,495,657	339,495,707

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended December 31
(in $ thousands, except share and per share data)

	2018	2019
Loss for the period	(9,912)	(110,126)

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(7,305)	(25,838)
Gain on cash flow hedges	436	4,777
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	-	(27)
Other comprehensive loss for the period, net of tax	(6,869)	(21,088)
Total comprehensive loss for the period, net of tax	(16,781)	(131,214)

Total comprehensive (loss)/income attributable to:
Owners of the company	(16,781)	(137,995)
Non-controlling interests	-	6,781
	(16,781)	(131,214)

Unaudited interim condensed consolidated statements of operations for the twelve months ended December 31
(in $ thousands, except share and per share data)

	2018	2019
Revenue	602,384	1,021,037

Cost of revenue	(303,934)	(561,191)
Gross profit	298,450	459,846

Selling, general and administrative expenses	(471,766)	(869,609)
Gains on items held at fair value	-	21,721
Share of profits of associates	33	366
Operating loss	(173,283)	(387,676)

Finance income	38,182	34,382
Finance cost	(18,316)	(19,232)
Loss before tax	(153,417)	(372,526)

Income tax expense	(2,158)	(1,162)
Loss after tax	(155,575)	(373,688)

(Loss)/profit after tax attributable to:
Owners of the company	(155,575)	(385,297)
Non-controlling interests	-	11,609
	(155,575)	(373,688)

Loss per share attributable to owners of the company
Basic and diluted	(0.59)	(1.21)

Weighted-average ordinary shares outstanding
Basic and diluted	264,432,214	318,843,239

Unaudited interim condensed consolidated statements of comprehensive loss for the twelve months ended December 31
(in $ thousands)

	2018	2019
Loss for the period	(155,575)	(373,688)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(24,142)	(7,333)
Gains/(losses) on cash flow hedges	436	(3,384)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Impairment loss on investments	-	(100)
Remeasurement loss on severance plan	-	(58)
Other comprehensive loss for the period, net of tax	(23,706)	(10,875)
Total comprehensive loss for the period, net of tax	(179,281)	(384,563)

Total comprehensive (loss)/income attributable to:
Owners of the company	(179,281)	(396,172)
Non-controlling interests	-	11,609
	(179,281)	(384,563)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2018	December 31, 2019
Non-current assets
Trade and other receivables	10,458	12,388
Deferred tax assets	-	5,324
Intangible assets, net	103,345	1,362,967
Property, plant and equipment, net	37,528	67,999
Right-of-use assets	-	115,176
Investments	566	16,229
Investments in associates	86	2,466
Total non-current assets	151,983	1,582,549
Current assets
Inventories	60,954	128,107
Trade and other receivables	93,670	194,794
Cash and cash equivalents	1,044,786	322,429
Total current assets	1,199,410	645,330
Total assets	1,351,393	2,227,879

Equity and liabilities
Equity
Share capital	11,994	13,584
Share premium	772,300	878,007
Merger reserve	783,529	783,529
Foreign exchange reserve	(23,509)	(30,842)
Other reserves	67,474	450,774
Accumulated losses	(483,357)	(826,135)
Equity attributable to owners of the company	1,128,431	1,268,917
Non-controlling interests	-	68,915
Total equity	1,128,431	1,337,832

Non-current liabilities
Provisions	13,462	23,704
Lease liabilities	-	100,833
Deferred tax liabilities	-	219,789
Other liabilities	15,342	16,455
Put and call option liabilities	-	61,268
Total non-current liabilities	28,804	422,049

Current liabilities
Trade and other payables	194,158	447,586
Lease liabilities	-	18,485
Put and call option liabilities	-	1,118
Other current financial liabilities	-	809
Total current liabilities	194,158	467,998
Total liabilities	222,962	890,047
Total equity and liabilities	1,351,393	2,227,879

Unaudited interim condensed consolidated statements of cash flows for the twelve months ended December 31
(in $ thousands)
	2018	2019
Cash flows from operating activities
Loss before tax	(153,417)	(372,526)
Adjustments, net of impact of acquisitions, for:
Depreciation	7,338	28,536
Amortization	16,199	85,055
Non-cash employee benefits expense	53,819	138,195
Net loss/(gain) on sale of non-current assets	1,028	(144)
Share of results of associates	(33)	(366)
Net finance income	(19,866)	(15,150)
Net exchange differences	7,621	(842)
Impairment of investments	-	5,000
Change in the fair value of derivatives	(506)	(117)
Change in the fair value of put and call option liabilities	-	(43,247)
Change in the fair value of acquisition related consideration	-	21,526
Change in working capital
Increase in receivables	(72,151)	(51,273)
Increase in inventories	(10,345)	(29,723)
Increase in payables	57,432	113,721
Change in other assets and liabilities
Increase in non-current receivables	(1,265)	3,723
Increase in other liabilities	-	11,575
Decrease in provisions	(701)	(4,252)
Interest received	-	11,259
Other items	(536)	(5)
Income taxes paid	(822)	(16,328)
Net cash outflow from operating activities	(116,205)	(115,383)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(461,691)
Proceeds on disposal of property, plant and equipment	-	272
Payments for property, plant and equipment	(21,137)	(39,512)
Payments for intangible assets	(50,978)	(72,985)
Interest received	8,865	-
Payments for investments	(288)	(20,846)
Net cash outflow from investing activities	(63,538)	(594,762)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	859,526	8,654
Repayment of the principal elements of lease payments	-	(19,127)
Interest and fees paid on loan note and commitment	-	(4,776)
Net cash inflow/(outflow) from financing activities	859,526	(15,249)

Net increase/(decrease) in cash and cash equivalents	679,783	(725,394)
Cash and cash equivalents at the beginning of the period	384,002	1,044,786
Effects of exchange rate changes on cash and cash equivalents	(18,999)	3,037
Cash and cash equivalents at end of period	1,044,786	322,429

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2018	9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Changes in equity
Loss for the year	-	-	-	-	-	(155,575)	(155,575)	-	(155,575)
Other comprehensive (loss)/income	-	-	-	(24,142)	436		(23,706)	-	(23,706)
Capital reorganization	652	(677,674)	783,529	-	-	-	106,507	-	106,507
Issue of share capital, net of transaction costs	2,044	772,300	-	-	-	-	774,344	-	774,344
Share based payment – equity settled	-	-	-	-	28,563	1,395	29,958	-	29,958
Balance at December 31, 2018	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431

Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
Loss for the year	-	-	-	-	-	(385,297)	(385,297)	11,609	(373,688)
Other comprehensive loss	-	-	-	(7,333)	(3,542)	-	(10,875)	-	(10,875)
Issue of share capital, net of transaction costs	1,590	105,707	-	-	393,105	-	500,402	-	500,402
Share based payment – equity settled	-	-	-	-	76,383	46,841	123,224	-	123,224
Share based payment – reverse vesting shares	-	-	-	-	(82,646)	-	(82,646)	-	(82,646)
Transactions with non-controlling interests	-	-	-	-	-	-	-	(101,311)	(101,311)
Non-controlling interest arising from a business combination	-	-	-	-	-	-	-	158,617	158,617
Non-controlling interest call option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at December 31, 2019	13,584	878,007	783,529	(30,842)	450,774	(826,135)	1,268,917	68,915	1,337,832

	Supplemental Metrics[1]
	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, except per share data, Average Order Value, or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$292,692	$338,543	$309,973	$466,490	$1,407,698
Revenue	125,617	146,693	134,541	195,533	602,384
Adjusted Revenue	103,082	118,677	112,742	170,089	504,590
In-Store Revenue	4,021	3,170	4,090	4,314	15,595
Gross profit	61,173	75,693	67,387	94,197	298,450
Gross profit margin	48.7%	51.6%	50.1%	48.2%	49.5%
Demand generation expense	$(19,363)	$(21,895)	$(22,103)	$(33,934)	$(97,295)
Technology expense	(13,896)	(17,135)	(19,034)	(18,159)	(68,224)
Share based payments	(6,567)	(5,956)	(38,475)	(2,821)	(53,819)
Depreciation and amortization	(4,875)	(5,463)	(6,014)	(7,185)	(23,537)
General and administrative	(51,571)	(62,080)	(58,561)	(56,679)	(228,891)
Other items	-	-	-	-	-
Loss after tax	(50,727)	(17,681)	(77,255)	(9,912)	(155,575)
Adjusted EBITDA	(23,657)	(25,417)	(32,311)	(14,575)	(95,960)
Adjusted EBITDA Margin	(22.9)%	(21.4)%	(28.7)%	(8.6)%	(19.0)%
Earnings per share (“EPS”)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.59)
Adjusted EPS	(0.18)	(0.05)	(0.15)	(0.02)	(0.38)
Digital Platform:
Digital Platform GMV	$288,671	$335,373	$305,883	$462,176	$1,392,103
Digital Platform Services Revenue	99,061	115,507	108,652	165,775	488,995
Digital Platform Fulfilment Revenue	22,535	28,016	21,799	25,444	97,794
Digital Platform Gross Profit	59,365	74,222	65,487	92,632	291,706
Digital Platform Gross Profit Margin	59.9%	64.3%	60.3%	55.9%	59.7%
Digital Platform Order Contribution	$40,002	$52,327	$43,384	$58,698	$194,411
Digital Platform Order Contribution Margin	40.4%	45.3%	39.9%	35.4%	39.8%
Active Consumers	1,034	1,139	1,240	1,382	1,382
AOV - Marketplace	$647	$602	$585	$637	$619
AOV - Stadium Goods	-	-	-	-	-
Brand Platform:
Brand Platform GMV	$-	$-	$-	$-	$-
Brand Platform Revenue	-	-	-	-	-
Brand Platform Gross Profit	-	-	-	-	-
Brand Platform Gross Profit Margin	-	-	-	-	-

1

See “Metrics Definitions” on page 21 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” for reconciliations of non-IFRS measures to IFRS measures.

	Supplemental Metrics[1]
	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, except per share data, Average Order Value, or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$419,273	$488,475	$492,014	$739,937	$2,139,699
Revenue	174,064	209,260	255,481	382,232	1,021,037
Adjusted Revenue	146,374	180,738	228,227	337,738	893,077
In-Store Revenue	4,536	4,220	9,077	9,788	27,621
Gross profit	83,291	85,280	115,139	176,136	459,846
Gross profit margin	47.9%	40.8%	45.1%	46.1%	45.0%
Demand generation expense	$(31,423)	$(34,444)	$(34,321)	$(51,162)	$(151,350)
Technology expense	(20,159)	(19,073)	(22,322)	(22,653)	(84,207)
Share based payments	(38,714)	(45,710)	(31,760)	(42,238)	(158,422)
Depreciation and amortization	(14,106)	(14,323)	(35,097)	(50,065)	(113,591)
General and administrative	(61,945)	(69,339)	(94,134)	(120,247)	(345,665)
Other items	(2,493)	1,764	(10,061)	(5,584)	(16,374)
Loss after tax [2]	(77,686)	(95,392)	(90,484)	(110,126)	(373,688)
Adjusted EBITDA	(30,236)	(37,576)	(35,638)	(17,926)	(121,376)
Adjusted EBITDA Margin	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(13.6)%
Earnings per share (“EPS”) [2]	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(1.21)
Adjusted EPS [2]	(0.11)	(0.16)	(0.20)	(0.08)	(0.56)
Digital Platform:
Digital Platform GMV	$414,737	$484,255	$420,266	$628,610	$1,947,868
Digital Platform Services Revenue	141,838	176,518	156,479	226,411	701,246
Digital Platform Fulfilment Revenue	27,690	28,522	27,254	44,494	127,960
Digital Platform Gross Profit	80,941	84,106	83,294	123,572	371,913
Digital Platform Gross Profit Margin	57.1%	47.6%	53.2%	54.6%	53.0%
Digital Platform Order Contribution	$49,518	$49,662	$48,973	$72,410	$220,563
Digital Platform Order Contribution Margin	34.9%	28.1%	31.3%	32.0%	31.5%
Active Consumers	1,699	1,773	1,889	2,068	2,068
AOV - Marketplace	$601	$600	$582	$636	$608
AOV - Stadium Goods	300	336	327	301	315
Brand Platform:
Brand Platform GMV	$-	$-	$62,671	$101,539	$164,210
Brand Platform Revenue	-	-	62,671	101,539	164,210
Brand Platform Gross Profit	-	-	27,464	47,543	75,007
Brand Platform Gross Profit Margin	-	-	43.8%	46.8%	45.7%

1

See “Metrics Definitions” on page 21 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” for reconciliations of non-IFRS measures to IFRS measures.

2	See “Corrections For Foreign Exchange Movements” for further explanations on the correction of our quarterly EPS calculations.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2020 and fiscal year ending December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; impact of general economic factors, natural disasters or other unexpected events, for example the outbreak of COVID-19; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018 and our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 to be filed with the SEC, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

We previously defined Active Consumers as active consumers on the Farfetch Marketplace. Following the acquisition of Stadium Goods on January 4, 2019, which is included in our consolidated results, we have multiple marketplaces within our consolidated group. As a result, Stadium Goods is now included in Active Consumers, and for completeness we now include BrownsFashion.com, a directly owned and operated site, within Active Consumers as well. We have revised our previously reported Active Consumers disclosure to include BrownsFashion.com Active Consumers for all reported periods. Active Consumers does not currently include those generated from New Guards owned and operated sites.

We also believe it is more useful to present AOV for both Farfetch Marketplace and Stadium Goods, as they operate at two different price points. We have presented these as separate metrics from January 4, 2019, being the acquisition date of Stadium Goods.

In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward.

As we acquired New Guards in August 2019, our results for the year ended December 31, 2019, only reflect five months of New Guards’ performance.

The introduction of the term “Digital Platform” with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards, where GMV and Revenue are derived from our transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

Revisions to Previously Reported Financial Information

Reclassification of Third-Party Sales

We have revised previously reported revenues and cost of revenues for each of the first three quarters of 2018 to reflect certain sales originally reported on a third-party basis (i.e., net revenue presentation), as being on a first-party basis (i.e. gross revenue presentation). These revisions had no impact on gross profit or loss after tax in those periods and had no impact on any of our unaudited condensed consolidated statements of financial position, changes in equity or cash flows during 2018. We determined that these revisions are immaterial to the previously reported financial information, and there is no impact on any previously issued annual financial statements. There was no impact to other prior periods.

Corrections for Foreign Exchange Movements

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019, an error was identified in relation to the accounting for unrealized foreign exchange movements on intercompany loan balances reported in our results for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019. This was recorded and reported in the unaudited interim condensed consolidated statements of operations in the finance income and finance cost line items, which are not included within operating loss and only impacts the mentioned periods with no impact on the annual 2019 results. As compared to what was previously reported for each respective period, the correction results in a $31.6 million decrease in loss after tax and a decrease in loss per share of $0.10 for the quarterly period ended March 31, 2019; a $5.8 million increase in loss after tax and an increase in loss per share of $0.02 for the quarterly period ended June 30, 2019; and a $5.0 million increase in loss after tax and an increase in loss per share of $0.02 for the quarterly period ended September 30, 2019. The cumulative net effect of the adjustment across the three relevant quarters was a decrease of the Company’s loss after tax by $20.8 million and a decrease in loss per share of $0.06. These revisions had no impact on gross profit, operating loss or Adjusted EBITDA and had no impact on total assets, total liabilities, total equity or total cash flows, in those periods. The Company evaluated these amounts for each period and has concluded that while they are immaterial to the previously reported financial statements, they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes. Management will also be considering this correction alongside the assessment of its internal control framework as contained within our annual report on Form 20-F for the fiscal year ended December 31, 2019 to be filed with the SEC. The results presented within the 2019 Supplemental Metrics have been corrected to reflect the above.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Gross Profit Margin, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations the Non-IFRS Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Loss after tax	$(50,727)	$(17,681)	$(77,255)	$(9,912)	$(155,575)
Net finance (income)/expense	15,101	(19,319)	(733)	(14,915)	(19,866)
Income tax expense	527	187	1,183	261	2,158
Depreciation and amortization	4,875	5,463	6,014	7,185	23,537
Share based payments (a)	6,567	5,956	38,475	2,821	53,819
(Gains)/ losses on items held at fair value (b)	-	-	-	-	-
Other items (c)	-	-	-	-	-
Share of results of associates	-	(23)	5	(15)	(33)
Adjusted EBITDA	$(23,657)	$(25,417)	$(32,311)	$(14,575)	$(95,960)

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Loss after tax	$(77,686)	$(95,392)	$(90,484)	$(110,126)	$(373,688)
Net finance (income)/expense	(8,408)	(1,249)	10,689	(16,182)	(15,150)
Income tax expense/(benefit)	560	813	(104)	(108)	1,161
Depreciation and amortization	14,106	14,323	35,097	50,065	113,591
Share based payments (a)	38,714	45,710	31,760	42,238	158,422
(Gains)/ losses on items held at fair value (b)	-	-	(32,286)	10,565	(21,721)
Other items (c)	2,493	(1,764)	10,061	5,584	16,374
Share of results of associates	(15)	(17)	(371)	38	(365)
Adjusted EBITDA	$(30,236)	$(37,576)	$(35,638)	$(17,926)	$(121,376)

(a)	Represents share-based payment expense.
(b)

Represents (gains)/losses on items held at fair value. There was a net gain in third quarter 2019 of $32.3 million and a loss in fourth quarter 2019 of $10.6 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. In third quarter 2019 the net gain of $32.3 million comprised of the fair value revaluation gain of $53.8 million in respect of our partnership with Chalhoub Group, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group. In fourth quarter 2019 the loss of $10.6 million comprised of the fair value revaluation loss of $9.0 million in respect of our partnership with Chalhoub Group, and $1.6 million fair value revaluation loss related to our call option over the remaining non-controlling interest in CuriosityChina.

(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 28 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$125,617	$146,693	$134,541	$195,533	$602,384
Less: Digital Platform Fulfilment Revenue	(22,535)	(28,016)	(21,799)	(25,444)	(97,794)
Adjusted Revenue	$103,082	$118,677	$112,742	$170,089	$504,590

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$174,064	$209,260	$255,481	$382,232	$1,021,037
Less: Digital Platform Fulfilment Revenue	(27,690)	(28,522)	(27,254)	(44,494)	(127,960)
Adjusted Revenue	$146,374	$180,738	$228,227	$337,738	$893,077

The following table reconciles Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is Digital Platform Gross Profit:

(in $ thousands, except as otherwise noted)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$59,365	$74,222	$65,487	$92,632	$291,706
Less: Demand generation expense	(19,363)	(21,895)	(22,103)	(33,934)	(97,295)
Digital Platform Order Contribution	$40,002	$52,327	$43,384	$58,698	$194,411

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$80,941	$84,106	$83,294	$123,572	$371,913
Less: Demand generation expense	(31,423)	(34,444)	(34,321)	(51,162)	(151,350)
Digital Platform Order Contribution	$49,518	$49,662	$48,973	$72,410	$220,563

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Earnings per share	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.59)
Share based payments (a)	0.02	0.02	0.15	0.01	0.20
Amortization of acquired intangible assets	-	-	-	-	0.01
(Gains)/ losses on items held at fair value (b)	-	-	-	-	-
Other items (c)	-	-	-	-	-
Share of results of associates	-	(0.00)	0.00	(0.00)	(0.00)
Adjusted EPS	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.38)

(per share amounts)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Earnings per share	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(1.21)
Share based payments (a)	0.13	0.15	0.11	0.12	0.50
Amortization of acquired intangible assets	0.01	0.01	0.06	0.09	0.17
(Gains)/ losses on items held at fair value (b)	-	-	(0.10)	0.03	(0.07)
Other items (c)	0.01	(0.01)	0.03	0.02	0.05
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.11)	$(0.16)	$(0.20)	$(0.08)	$(0.56)

(a)	Represents share-based payment expense on a per share basis.
(b)

Represents (gains)/losses on items held at fair value. There was a net gain in third quarter 2019 of $32.3 million and a loss in fourth quarter 2019 of $10.6 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. In third quarter 2019 the net gain of $32.3 million comprised of the fair value revaluation gain of $53.8 million in respect of our partnership with Chalhoub Group, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group. In fourth quarter 2019 the loss of $10.6 million comprised of the fair value revaluation loss of $9.0 million in respect of our partnership with Chalhoub Group, and $1.6 million fair value revaluation loss related to our call option over the remaining non-controlling interest in CuriosityChina.

(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 28 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table represents other items:

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Transaction-related legal and advisory expenses	$(2,493)	$(2,236)	$(5,061)	$(5,584)	$(15,374)
Release of tax provisions	-	4,000	-	-	4,000
Loss on impairment of investments carried at fair value	-	-	(5,000)	-	(5,000)
	$(2,493)	$1,764	$(10,061)	$(5,584)	$(16,374)

There were no other items during 2018.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards owned and operated sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, and (losses)/gains on items held at fair value through profit and loss). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, and (losses)/gains on items held at fair value through profit and loss) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.